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All of the Movies, Shows, and Content that I Want.
Without the Frustration
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MyStreme
December 22, 2022 at 1:21 PM
UPDATE #1
WEFUNDER.COM
Mystreme's first update
One thing that we really value, is keeping you updated on the progress of your investment. ...
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MyStreme updated their cover photo.
October 21, 2022
Without the Frustration
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Jason
ONEDOOR STUDIOS

service that will solve so many of the problems that we all face with having so many streaming services. You can visit MyStreme **HERE**

Click Here to INVEST in MYSTREME

ONEDOOR STUDIOS

You are receiving this email because you opted in via our website.

Our mailing address is:
ONEDOOR STUDIOS LLC
4320 Modoc Rd
Apt. F
Santa Barbara, CA 93110-1828

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ONEDOOR STUDIOS

Christmas 2022 Update From ONEDOOR STUDIOS

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In this week's update:

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ONEDOOR STUDIOS

Recap Of Comic Con

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PUNCH
CALCULATED

In this week's update:

We actually saw several of you at Comic Con this past weekend. We also met some new fans of Calculated. Nova McBee signed and sold out of all her books

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December 2nd Comic Con Update
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In this week's update:
Today is the day. We're at Comic Con Los Angeles starting tonight, December 2nd at
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ONEDOOR STUDIOS
We're Live On WeFunder
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MYSTREME
MYSTREME IS LIVE ON WEFUNDER!
What was it like for people who had the opportunity to invest in Netflix or Spotify before anyone knew what they were? They were likely a bit nervous, but also had a feeling that they were stepping into something BIG!
MyStreme is the next big thing.
Streaming is headed down the same path as the music industry, with all of your favorite shows and movies housed under one roof, for one monthly price.
Don't miss out on your opportunity to get in on the ground floor of a


THE WAY
STREAMING
WAS MEANT
TO BE
MYSTREME

1doorstudios · Follow ···

1doorstudios What are you waiting for?
Mystreme is now open to the public for equity shares.
https://Mystreme.com

Edited · 5w

2 likes

DECEMBER 4, 2022

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TIME SPENT FINDING A MOVIE TO STREAM
TIME SPENT WATCHING THAT MOVIE
IT'S TIME FOR
MYSTREME
THE WAY STREAMING WAS MEANT TO BE

1doorstudios • Follow

1doorstudios Final 72 hours! Almost 200 people chose the lifetime subscription perk. Mystreme.com

10w

jaanus777 👏

10w Reply

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OCTOBER 28, 2022

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I can even watch sports from my home country.

1doorstudios • Follow

1doorstudios Mystreme solves lots of problems that current streaming providers don't.
Get your subscription for life for a limited time here.
mystreme.com

Edited · 11w

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OCTOBER 18, 2022

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MYSTREME
All of what I want to watch
Without the Frustration

1doorstudios • Follow

1doorstudios No more searching for hours to find what you want. Then finding out you don't have that service. Mystreme.com

15w

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SEPTEMBER 20, 2022

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Post



MyStreme

$86,140

161

The way streaming was meant to be.

All your movies, shows, and hobbies in one place.

Everything, All in One Place

Never ask, "Hey, what should we watch tonight?" again!

With MyStreme, you can forget about the wasted hours spent jumping from app to app looking for something you might want to watch. MyStreme brings every streaming service into one, easy to use app that is completely catered to you and your preferences.

Plus, having one app means only having one subscription. So, you can forget about having to juggle multiple subscriptions, with different prices. And, you won't have to worry about paying for a service you haven't used in months.

It's one app, under one subscription, for one affordable price.

Completely Focused on You

MyStreme owns no content, so it sells no content. While every other streaming service is busy making content to entice its subscribers, MyStreme [illegible]

MyStreme curates each viewer's favorite content from everywhere, putting you in the driver seat. From the most popular streaming providers to live news and sports, and everything in between. If it's what you want to watch, it's what you're going to get. That means the sports you watch [illegible], your hobbies, faith, [illegible] social media, music, schools, hometown, weather, will all be in one place, right next to your new [illegible] show or movie we know you've been dying to watch.

MyStreme's AI serves up ALL the programming each viewer wants and ELIMINATES clutter.

Sensible and Fair Pricing

MyStreme is $99/month with access to everything, from everyone. Most viewers are paying over $100 each month while still having to switch between apps that aren't focused on them. Certain premium content such as movies still in theaters and sports packages are available as well, but at the lowest price.

To keep things fair, MyStreme pays each provider their portion of the content you watch. So, each subscriber pays a reasonable fee and each content provider receives their fair [illegible] on everything [illegible]

Everyone Has Boundaries

Sometimes, getting exactly what you want means removing the stuff you don't.

All too often, we're torn between wanting to finish a show or movie we really enjoy, but want to avoid the parts that can be [illegible]. MyStreme's Boundaries [illegible] gives each viewer the power to set their unique boundaries for:

1. [illegible]
2. [illegible]
3. [illegible]
4. [illegible]
5. [illegible]

With your personalized Boundaries set, MyStreme can still serve up the same uniquely curated content from every platform and you can rest easy knowing exactly what's coming into your home.

And of course, parents will have the option to create a "kids" profile allowing them to set up additional boundaries, giving them even more peace of mind.

A New Kind of Ad Experience

It's time for YOU to get something out of the ad-watching experience. Why is it that ads have to interrupt what you're watching and the ones that you just don't care about? Well, they don't here at MyStreme's curated content will never be interrupted by ads.

Instead, we've created MyStreme Marketplace, [illegible] where brands and consumers engage. This is how it works:

1. [illegible]
2. [illegible]
3. [illegible]

For the first time, ads never interrupt programs, and viewers can watch as many ads as they want, earn as much as they choose, and spend it on whatever they can do.

A Successful Team

MyStreme is a OneDoor Studios company. OneDoor has been changing the way major studio level motion pictures are made, giving every day investors a chance to help develop globally released films. After raising over $[illegible] million for multiple film projects, OneDoor is ready to launch another game-changing venture, this time in the world of streaming.



John J. Lee, Jr.

Founder | Chairman

Successfully led the vision, launch and/or expansion of [illegible] entertainment and media entities and provided business services for 23 studio released motion pictures, TV network series and specials, with global [illegible] exceeding $[illegible] billion.



Stephen Wollwerth

Founder | Board Member

Stephen's cinematography has been seen all over the world including production for Fox Sports, National Geographic Channel, a PBS Docuseries watched by millions, and as DP on a feature film released on Amazon called [illegible] for the [illegible].



Jason Brents

Founder | Board Member

As OneDoor's CEO, Jason continues to oversee all of its entities, develop the in-house story properties and connecting OneDoor Studios with its various production partners including all OneDoor's development funding and bank production financing.



Robert Ghim

Founder | International CEO of MyStreme Inc.

Robert is a powerhouse in the world of international business and capital raising.

Robert's professional career started over three decades ago as a newly commissioned Ensign on board the USS [illegible]. Since then, Robert served as a top executive officer at many distinguished organizations around the globe. Many years of upholding the responsibilities of top management positions have taught Robert how challenging it is to transform complex organizational goals into reality.

Robert has served as the Head of Strategic Planning for [illegible] Group in South Korea, Managing Director/CEO of Genesis Advisors after being [illegible] by [illegible] Global Financial, and the CEO of [illegible] Communication Dynamics. Over the years, he has had high-level involvement in mergers and acquisitions between major corporations, the development of proprietary technology, and the execution of strategic action plans and market positioning companies to weather extreme market fluctuations and remain viable.

Robert holds an Executive MBA degree from Brown University, a CFP designation program from Bryant University, is fluent in Korean and holds FINRA series 7 and 65 licenses.



Chuck Hasek

Founder | North American CEO of MyStreme Inc.

Chuck is a technology innovator who has delivered industry firsts in every role—designing, building, and deploying robust and highly scalable platforms that advance the state of the art in media and communication services. Chuck thrives in climates of uncertainty, from startups to new technology introductions. He's seen and done what others see as impossible.

Chuck is an expert in managing businesses, technologies and people. As the VP of Video Technology at T-Mobile, Chuck helped develop T-Mobile's first video service and comprehensive OTT streaming service offered in conjunction with mobile phone and fixed wireless home internet service. And before that, Chuck led the charge in developing a first-of-its-kind IP video service combining local and multi-platform streaming content into a single source, and helped develop a groundbreaking video streaming service for Time Warner Cable, giving customers control over where, when, and on what device to view content.

Chuck has a Bachelor of Science in Computer Engineering, 46 granted US patents covering a wide variety of media and telecommunications technology areas, and has won 7 Technical Emmy Awards as a key contributor.

What We Need & What You Get

Why We Need You

Your subscription purchase is our first market proof that MyStreme is ready for the public world. Plus, your purchase will help fund MyStreme's first U.S. investment campaign opening in the next two months. Your investment is also the crucial first step to creating MyStreme's service and everything else we need to be successful.

What You Get

Besides knowing that your contribution will help to revolutionize the landscape of streaming and entertainment, we have some really cool subscription options available. For those that can give a little, we're offering beta access to the platform. And for those that give more, there's an opportunity to get MyStreme for life. (The Subscription for Life is only $[illegible] this first week, and $1,000 thereafter, a $25,000 deal!)

With your streaming deal subscription, you'll also receive monthly updates from the team, allowing you to follow your vision for how streaming should be. Log in and help shape the world!

What if We Don't Reach Our Goal

You should be pretty confident in our team, our idea, and the overwhelming need for MyStreme, but there's always a chance we won't meet our goal. If that happens, we're not giving up, and we'll still advance MyStreme to become a reality. Don't worry though, all of our perks will be fulfilled whether we reach our goal or not.

The Impact

You can help to create an absolute game changer. We like to think of MyStreme as the Spotify of streaming, used by almost everyone and each one as a staple of our daily lives. Your pledge will help bring MyStreme to the world but especially to YOU.

Risks & Challenges

Competing with Streaming Giants

All signs point to someone creating a service like MyStreme in the near future. So we know we'll be entering a space with some massive companies, all vying for a piece of a very large pie. That's why we don't plan on making any enemies. We want to give streamers and content creators the majority of each subscription that comes in, and each content provider will be paid based on the actual amount of time spent viewing their content. That way, everyone wins.

Building Something Big

MyStreme has a lot of big ideas. From using AI to curate your recommendations and set your Boundaries, to reinventing advertising into something you enjoy, we know how much work it will be to bring everything to life. That's why we've put together a team that has done it before. MyStreme's executive team has created and launched highly-complex streaming platforms within limited timeframes, and has the experience and expertise to bring this new platform to the world.

Other Ways You Can Help

You don't have to contribute to join MyStreme's community and help bring it to life. Whether or not you contribute, we invite you to follow our campaign so you stay up-to-date on our progress.

Even better, share MyStreme with your friends and family or even on social media! If you scroll up, Indiegogo has some really easy to use share tools that can help spread the word.

Testing-the-waters language: [illegible]

[illegible]

ONEDOOR

Jay Brents <jay@onedoorstudios.com>

MyStreme Disclaimer

1 message

OneDoor Studios <jay@onedoorstudios.com> Fri, Feb 10, 2023 at 4:23 PM
Reply-To: OneDoor Studios <jay@onedoorstudios.com>
To: Jason <jay@onedoorstudios.com>

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As you may know, our MyStreme offering is offically launching in 5 days (Feb. 16 at 9am ET). In order to remain compliant, we need to make sure you understand that all of the funds raised so far on WeFunder have been prior to officially launching our raise, meaning that to date...

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed, and only through the platform of an intermediary (funding portal like WeFunder, or a broker dealer); and a person's indication of interest includes no obligation or commitment of any kind.

Thanks for participating with us in the development, production, and distribution of powerhouse major motion pictures with us!

Click Here to learn more about Mystreme

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.